

 

SECUF **13011806** SION

SEC
Mail Processing ANNUAL AUDITED REPORT
Section
FEB 25 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVESCO CAPITAL MARKETS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 GREENWAY PLAZA, SUITE 100
(No. and Street)

HOUSTON	TEXAS	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANNETTE LEGE   404-439-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – if individual, state last, first, middle name)

55 IVAN ALLEN JUNIOR BLVD.	ATLANTA	GEORGIA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>ANNETTE LEGE</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>INVESCO CAPITAL MARKETS, INC.</u> , as of <u>DECEMBER 31</u> , 20 <u>12</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

<u>CHIEF FINANCIAL OFFICER</u>
Title

<u>Notary Public</u>

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



STATEMENT OF FINANCIAL CONDITION

Invesco Capital Markets, Inc. (formerly known as Van Kampen
Funds Inc.)
As of December 31, 2012
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Ernst & Young LLP

≡Ⅱ ERNST & YOUNG

Invesco Capital Markets, Inc.

Statement of Financial Condition

As of December 31, 2012

Contents

 **ERNST & YOUNG**

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Invesco Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Invesco Capital Markets, Inc. (the Company), (formerly known as Van Kampen Funds Inc), as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invesco Capital Markets, Inc. as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 21, 2013

A member firm of Ernst & Young Global Limited

Invesco Capital Markets, Inc.

Statement of Financial Condition

December 31, 2012
(In Thousands of Dollars, Except Share Data)

Assets

Cash and cash equivalents	$	19,975
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		11,270
Financial instruments owned, at fair value		
Municipal securities		1,796
Corporate equities		1,526
Unit investment trusts		1,576
Derivative contracts		2
		4,900
Receivables:		
Customers		27,030
Brokers, dealers, and clearing organizations		58,093
Loan due from parent		30,026
Fees, interest, and other		45
		115,194
Goodwill		1,500
Intangible assets, net		31,389
Other assets		253
Total Assets	$	184,481

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	1,087
Financial instruments sold, not yet purchased, at fair value:		
Corporate equities		1,464
Payables:		
Customers		51,955
Brokers, dealers, and clearing organizations		34,915
		86,870
Deferred tax liabilities, net		10,674
Other liabilities and accrued expenses		1,522
Total liabilities		101,617
Stockholder's equity:		
Common stock ($100 par value, 2,500 shares authorized, issued, and outstanding)		250
Additional paid-in capital		60,963
Retained earnings		21,651
Total stockholder equity		82,864
Total liabilities and equity	$	184,481

See accompanying notes.

Invesco Capital Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2012
(*In Thousands*)

1. Organization and Description of Business

Invesco Capital Markets Inc. (the Company), formerly known as Van Kampen Funds Inc., is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts (UITs). The Company is a wholly owned subsidiary of Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings (INAH), which is owned by Invesco Management Group, Inc. (Management), which is owned by IVZ UK Limited (Limited), which in turn is owned by Invesco Group Services (IGS), which is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

In May 2012 the Company applied for and received approval from Financial Industry Regulatory Authority (FINRA) to begin introducing transactions on a fully disclosed basis for affiliated products (the Funds). A third-party broker-dealer provides custodial and clearing services to the Company for these transactions.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition.

All amounts reflected in the statement of financial condition are presented in thousands of dollars except where indicated.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Consolidations

UITs are classified as variable interest entities, as such the Company's policy is to consolidate UITs when the Company is the primary beneficiary. There were no consolidated UITs as of December 31, 2012.

Goodwill

Goodwill represents amounts attributable to the workforce synergies the Company expects to arise as a result of a previous acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more often if events or circumstances indicate that impairment may exist. The Company early adopted ASU 2011-08, *Intangibles-Goodwill and Other: Testing Goodwill for Impairment* in 2011, which permits the Company the option to first qualitatively assess whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that this is the case, the Company would be required to calculate the fair value of the reporting unit under step one of the goodwill impairment test; otherwise, no further testing is required. If the Company concludes that the carrying amount of the reporting unit exceeds its fair value, then the second step is performed to determine if goodwill is impaired and to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to that excess. For impairment purposes, the fair value of the reporting unit would be determined based on management estimates and assumptions about future cash flows using a discounted cash flow model. The Company has determined that there is one operating and reportable segment. The Company evaluated the components of its business and has determined that it has one reporting unit for purposes of goodwill impairment testing.

Intangible Assets

Intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date). If they are finite-lived, the intangible assets are amortized on a straight-line basis over their useful

2. Summary of Significant Accounting Policies (continued)

lives, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. The Company evaluates the useful life determination for intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life or an indication of impairment.

Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds the sum of the fair value of the intangible).

Related-Party Transactions

Distribution Costs

The sale of Company-sponsored UITs that involve a deferred sales charge and creation and development fee for specific trusts, result in receivables that are due to the Company from the UITs. The Company sells the deferred sales charge and creation and development fee receivables to IVZ at cost.

Due to Affiliates

Amounts due to affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany payables.

Loan Due From Parent

Loan due from parent consists of an intercompany loan between the Company and IAI for $30,000. Executed loans under this agreement are unsecured, bear interest at a rate of 2% per annum and are payable on demand. The expiration date of the current agreement is September 29, 2013. Interest receivable of $26 is included in the Company's statement of financial condition.

Invesco Capital Markets, Inc.

Notes to Statement of Financial Condition (continued)

(*In Thousands*)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes cash segregated in compliance with federal and other regulations and represents the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation. It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. Additionally, a deposit with a third-party broker-dealer providing custodial and clearing services is included and a proprietary accounts of introducing brokers agreement has been executed with this third-party broker.

Financial Instruments and Fair Value

All of the Company's financial instruments are carried at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and holds various debt and equity securities to be used in a trust. The Company transfers the securities to the trust and receives a beneficial interest in the trust backed by the securities, or UITs. The Company has continuing involvement with the

2. Summary of Significant Accounting Policies (continued)

securities upon transfer of the securities to the trust, and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the UITs from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the statement of financial condition. The Company classifies the units of UITs received from the trust within financial instruments owned, at fair value.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

An example of assets and liabilities utilizing Level 1 inputs includes corporate equities.

- Level 2 – Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

2. Summary of Significant Accounting Policies (continued)

An example of assets and liabilities utilizing Level 2 inputs includes certain corporate and other debt, and certain derivative contracts.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

An example of assets and liabilities utilizing Level 3 inputs includes certain derivative contracts.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 (see Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 3 for product-specific valuation techniques.

2. Summary of Significant Accounting Policies (continued)

Receivables and Payables – Customers

Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations

Receivables and payables due to/from brokers, dealers, and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade-date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2012.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements (ASU 2011-04)*. ASU 2011-04 amends Topic 820 to clarify existing fair value measurement disclosures to (1) specifically provide quantitative information about the significant unobservable inputs used for all level 3 measurements and (2) disclose any transfers between levels 1 and 2 of the fair value hierarchy, not just significant transfers. ASU 2011-04 also requires a number of additional disclosures regarding fair value measurements. Specifically, ASU 2011-04 requires entities to disclose: (1) a qualitative discussion about the sensitivity of recurring level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; (2) a description of the company's valuation processes surrounding level 3 measurements; (3) information about when the current use of a nonfinancial asset measured at fair value differs from its highest and best use; and (4) the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. ASU 2011-04 amends Topic 820 to change the fair value measurement of financial instruments and the application of premiums and discounts in a fair value measurement. ASU 2011-04 also clarifies existing fair value measurement regarding the concepts of valuation premise, the application of the highest and best use, and the fair value measurement of an instrument classified in an entity's shareholders' equity. The amendments made by ASU 2011-04 were adopted by the Company and impacted its disclosures.

In September 2011, the FASB issued Accounting Standards Update 2011-08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment" (ASU 2011-08). ASU 2011-08 amends Topic 350 on testing for goodwill impairment. Specifically, ASU 2011-08 permits an entity the option to first qualitatively assess whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If an entity concludes that this is the case, it would be required to calculate the fair value of the reporting unit under

2. Summary of Significant Accounting Policies (continued)

step one of the goodwill impairment test; otherwise, no further testing is required. An entity may bypass the qualitative assessment in any period and proceed directly to step one of the goodwill impairment test, and may resume performing the qualitative assessment in any subsequent period. The amendments made by ASU 2011-08 were early adopted by the Company in 2011 and are effective for interim and annual periods beginning on or after December 15, 2011. They will be contemplated as part of the Company's 2012 impairment testing process.

3. Fair Value Disclosure

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents

Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds and are classified within Level 1 of the valuation hierarchy.

Corporate Equities

The Company temporarily holds investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

3. Fair Value Disclosure (continued)

UITs

The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Municipal Securities

Municipal securities are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial Instruments Sold, Not Yet Purchased, and Derivative Assets and Liabilities

The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk. Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's statement of financial condition. Fair values of derivative contracts in a liability position are included in unrealized depreciation on derivative contracts in the Company's statement of financial condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

3. Fair Value Disclosure (continued)

Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. treasury security positions. These transactions are recorded as financial instruments sold, not yet purchased and are included in financial instruments sold, not yet purchased, at fair value – corporate equities in the Company's statement of financial condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

The following table presents, for each of the hierarchy levels described above, the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the statement of financial condition as of December 31, 2012.

Notes to Statement of Financial Condition (continued)

(In Thousands)

3. Fair Value Disclosure (continued)

	As of December 31, 2012			
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market funds	$ 19,500	$ 19,500	$ —	$ —
Financial instruments owned:				
Municipal securities	1,796	—	1,796	—
Corporate equities	1,526	1,526	—	—
UITs				
Fixed income	1,188	1,188	—	—
Equity	388	388	—	—
Derivative contracts	2	2	—	—
Total cash equivalents and financial instruments owned	$ 24,400	$ 22,604	$ 1,796	$ —
Liabilities				
Financial instruments sold, not yet purchased:				
Corporate equities	$ (1,464)	$ (1,464)	$ —	$ —
Financial instruments sold, not yet purchased:	$ (1,464)	$ (1,464)	$ —	$ —

The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during 2012. The Company had no Level 3 assets and liabilities measured at fair value on a recurring basis for the period ended December 31, 2012.

Invesco Capital Markets, Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands)

4. Intangible Assets

The following table presents the major classes of the Company's intangible assets at December 31, 2012:

	Weighted Average Amortization Period (Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	12.0	$ 40,000	$ 8,611	$ 31,389
Total		$ 40,000	$ 8,611	$ 31,389

Customer relationships primarily relate to UIT-specific distribution relationships that exist with third-party brokers. The intangible asset is amortized and recorded as an operating expense on a straight-line basis over its useful life of 12 years, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. Management reviewed performance, noting no indicators of impairment.

5. Goodwill

The annual impairment review performed on October 1, 2012, determined that no impairment existed at the review date. A qualitative assessment was performed in accordance with ASU 2011-08 to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. No such indicators of impairment exist.

6. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including certain derivative products (e.g., futures). The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2012.

	Assets at December 31, 2012	
	Fair Value	**Notional**
Derivatives not designated as accounting hedges:		
Future contracts	$ 2	$ 1,429
	$ 2	$ 1,429

7. Cash Deposited With Clearing Organizations or Segregated

Cash deposited with clearing organizations or segregated includes segregated cash of $1,000. It also includes cash deposited with clearing organizations of $10,270.

8. Commitments and Contingencies

Underwriting Commitments and Letters of Credit

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At December 31, 2012, there were $117 of outstanding net purchase commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors.

At December 31, 2012, approximately $117 was outstanding under these agreements, with an expiration date of March 20, 2013. The Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants.

Invesco Capital Markets, Inc.

Notes to Statement of Financial Condition (continued)

(*In Thousands*)

8. Commitments and Contingencies (continued)

Legal

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the company's business, financial position, results of operation or liquidity. In management's opinion, adequate accrual has been made as of December 31, 2012, to provide for any such losses that may arise from matters for which the company could reasonably estimate an amount. Furthermore, in management's opinion, it is not possible to estimate a range of reasonably probable losses with respect to other litigation contingencies.

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the company and related entities and individuals in the U.S. and other jurisdictions in which the company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the company's future financial results and its ability to grow its business.

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC) and FINRA. Under these rules, the Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2012, the Company's net capital was $26,915, which was $26,665 in excess of its required minimum net capital.

Notes to Statement of Financial Condition (continued)

(In Thousands)

9. Regulatory Requirements (continued)

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

10. Income Taxes

Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 34% due primarily to the effect of non-taxable revenues, non-deductible expenses, and state taxes. The short term deferred tax asset of $61 is related to the timing of deductibility of accrued bonus. The long term deferred tax asset of $563 primarily relates to the timing of deductibility of deferred compensation for federal tax purposes. The long-term deferred tax liability of $11,297 primarily relates to the timing of deductibility of amortization on the Company's intangible assets.

A reconciliation of the Company's net deferred tax liability is shown in the table below:

Short-term deferred tax assets	$ 61
Long-term deferred tax assets	563
Deferred tax liabilities	(11,298)
Net deferred tax liability	$(10,674)

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2007.

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each of which is a separate legal entity.
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located in the United States.

